Exhibit 99.2

Eastern Bankshares, Inc. and HarborOne Bancorp, Inc. Enter Into Definitive Agreement To Merge

Key Highlights:

•	Merger solidifies Eastern’s leading position in Greater Boston while expanding into Rhode Island

•	Financially compelling transaction with 16% EPS accretion resulting in top quartile operating profitability[1]

•	Pro forma balance sheet has robust capital, liquidity and reserves

BOSTON, MA & BROCKTON, MA, April 24, 2025 – Eastern Bankshares, Inc. (“Eastern” or “the Company”) (Nasdaq: EBC), the holding company for Eastern Bank, and HarborOne Bancorp (“HarborOne”) (Nasdaq: HONE), the holding company for HarborOne Bank, today jointly announced they have entered into a definitive merger agreement pursuant to which HarborOne will merge with and into Eastern in a stock and cash transaction.

Under the terms of the merger agreement, which has been unanimously adopted by both boards of directors, shareholders of HarborOne will receive for each share of HarborOne common stock, at the holder’s election, either (i) 0.765 shares of Eastern common stock (the “Stock Consideration”) or (ii) $12.00 in cash (the “Cash Consideration”), subject to allocation procedures to ensure that the total number of shares of HarborOne common stock that receive the Stock Consideration represents between 75% and 85% of the total number of shares of HarborOne common stock outstanding immediately prior to the completion of the merger. The transaction is intended to qualify as a tax-free reorganization for federal income tax purposes and to provide a tax-free exchange for HarborOne shareholders for the Stock Consideration they will receive. Assuming 80% Stock Consideration, the midpoint of the range, Eastern anticipates issuing approximately 25.2 million shares of its common stock and paying an aggregate amount of $99 million in cash in the merger. Based upon Eastern’s $15.48 per share closing price on April 23, 2025, the transaction is valued at approximately $490 million.

“We are excited about this partnership which bolsters our already strong and long-standing presence in Greater Boston and expands our footprint into Rhode Island,” said Bob Rivers, Executive Chair and Chair of the Board of Directors of the Company and Eastern Bank. “HarborOne is a highly recognized institution in our local market, and we share a deep commitment to customers, colleagues and communities.”

Denis Sheahan, Chief Executive Officer of the Company and Eastern Bank, added, “The combination is a natural strategic fit with shared values, vision, and focus on customer-centric banking. We look forward to introducing HarborOne customers to an enhanced array of products and services offered by our banking and wealth management businesses. Importantly, it is a financially compelling transaction with 16% earnings accretion and a tangible book value earnback of 2.8 years. There are clear opportunities to generate higher returns, improve operating efficiency, and deliver sustained value to shareholders.”

“Today’s announcement is a testament to the strength of our franchise and dedication of our team,” said Joseph F. Casey, President and Chief Executive Officer of HarborOne. “Partnering with Eastern brings further scale, resources, and innovation to deliver long-term value and enhanced banking experiences to our customers and local communities. We look forward to building upon the legacy forged by HarborOne for over a century.”

[1]	Top quartile profitability for 2026 estimates versus the KBW Nasdaq Regional Banking Index

The merger is expected to close in the fourth quarter of 2025, subject to the satisfaction of certain conditions, including the receipt of required regulatory approvals, approval of HarborOne shareholders, and other customary conditions. No vote of Eastern shareholders is required. All HarborOne directors and executive officers have agreed to vote in favor of the merger. In connection with the closing, Joseph Casey and one other director from HarborOne are expected to be elected to Eastern’s Board of Directors.

Eastern has $25.0 billion in assets, the largest deposit market share in both the Boston MSA and Massachusetts of any bank headquartered in Massachusetts, and the largest bank-owned independent investment advisor in Massachusetts with $8.4 billion in assets under management.

HarborOne Bank, founded in 1917, has $5.7 billion in assets, 30 banking centers in Massachusetts and Rhode Island, and operates HarborOne Mortgage, LLC, which provides mortgage lending services throughout New England and other states.

J.P. Morgan Securities LLC served as financial advisor and Nutter McClennen & Fish LLP provided legal counsel to Eastern. Raymond James & Associates, Inc. served as financial advisor and Goodwin Procter LLP provided legal counsel to HarborOne.

Conference Call and Investor Presentation Information

The merger will be discussed in conjunction with Eastern’s first quarter 2025 earnings results on Friday, April 25, 2025 at 9:00 a.m. Eastern Time. To join by telephone, participants can call the toll-free dial-in number (800) 549-8228 from within the U.S. and reference conference ID 70523. The conference call will be simultaneously webcast. Participants may join the webcast on the Company’s Investor Relations website at investor.easternbank.com. A presentation providing additional information for the quarter is also available at investor.easternbank.com. A replay of the webcast will be available on this site.

About Eastern Bankshares, Inc.

Eastern Bankshares, Inc. is the holding company for Eastern Bank. Founded in 1818, Eastern Bank is Greater Boston’s leading local bank with 109 branch locations serving communities in eastern Massachusetts, southern and coastal New Hampshire, Rhode Island and Connecticut. As of March 31, 2025, Eastern Bank had approximately $25.0 billion in assets. Eastern provides a full range of banking and wealth management solutions for consumers and businesses of all sizes including through its Cambridge Trust Wealth Management division, the largest bank-owned independent investment advisor in Massachusetts with $8.4 billion in assets under management, and takes pride in its outspoken advocacy and community support that includes more than $240 million in charitable giving since 1994. An inclusive company, Eastern is comprised of deeply committed professionals who value relationships with their customers, colleagues and communities. For investor information, visit investor.easternbank.com.

About HarborOne Bancorp, Inc.

HarborOne Bancorp, Inc. is the holding company for HarborOne Bank, a Massachusetts-chartered trust company. HarborOne Bank serves the financial needs of consumers, businesses, and municipalities throughout Eastern Massachusetts and Rhode Island through a network of 30 full-service banking centers located in Massachusetts and Rhode Island, and commercial lending offices in Boston, Massachusetts and Providence, Rhode Island. HarborOne Bank also provides a range of educational resources through “HarborOne U,” with free digital content, webinars, and recordings for small business and personal financial education. HarborOne Mortgage, LLC, a subsidiary of HarborOne Bank, provides mortgage lending services throughout New England and other states.

Caution Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of section 27A of the Securities Act of 1933, as amended, and section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements regarding anticipated future events and can be identified by the fact that they do not relate strictly to historical or current facts. You can identify these statements from the use of the words “may,” “will,” “should,” “could,” “would,” “plan,” “potential,” “estimate,” “project,” “believe,” “intend,” “anticipate,” “expect,” “target” and similar expressions. Forward-looking statements, by their nature, are subject to risks and uncertainties. There are many factors that could cause actual results to differ materially from expected results described in the forward-looking statements.

Factors relating to the proposed transaction that could cause or contribute to actual results differing materially from expected results include, but are not limited to, the possibility that revenue or expense synergies or the other expected benefits of the transaction may not materialize in the timeframe expected or at all, or may be more costly to achieve; that the transaction may not be timely completed, if at all; that prior to the completion of the transaction or thereafter, Eastern or HarborOne may not perform as expected due to transaction-related uncertainty or other factors; that Eastern is unable to successfully implement its integration strategies; that required regulatory, shareholder or other approvals are not obtained or other closing conditions are not satisfied in a timely manner or at all; that the timing of completion of the proposed merger is dependent on various factors that cannot be predicted with precision at this point; reputational risks and the reaction of the companies’ customers to the transaction; the inability to implement onboarding or transition plans and other consequences associated with the merger; continued pressures and uncertainties within the banking industry and Eastern and HarborOne’s markets, including changes in interest rates and deposit amounts and composition, adverse developments in the level and direction of loan delinquencies, charge-offs, and estimates of the adequacy of the allowance for loan losses, increased competitive pressures, asset and credit quality deterioration, and legislative, regulatory, and fiscal policy changes and related compliance costs; and diversion of management time on transaction-related issues.

These forward-looking statements are also subject to the risks and uncertainties applicable to our respective businesses generally that are disclosed in Eastern’s and HarborOne’s respective 2024 Annual Reports on Form 10-K. Eastern’s and HarborOne’s SEC filings are accessible on the SEC’s website at www.sec.gov and on their respective corporate websites at investor.easternbank.com and harboronebancorp.com. These web addresses are included as inactive textual references only. Information on these websites is not part of this document. For any forward-looking statements made in this press release, Eastern and HarborOne claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Except as required by law, each company specifically disclaims any obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.

No Offer or Solicitation

This press release is not a proxy statement or solicitation or a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of the Company or HarborOne, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

In connection with the proposed merger transaction, the Company intends to file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of HarborOne and a Prospectus of the Company (the “proxy statement/prospectus”), as well as other relevant documents concerning the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS AND SHAREHOLDERS OF THE COMPANY AND HARBORONE ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND EACH OTHER RELEVANT DOCUMENT FILED WITH THE SEC, AS WELL AS ANY AMENDMENT OR SUPPLEMENT TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A copy of the definitive proxy statement/prospectus, as well as other filings containing information about the Company and HarborOne, can be obtained without charge, at the SEC’s website (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to the Company’s Investor Relations via email at a.hersom@easternbank.com or by telephone at (860) 707-4432, or to HarborOne Investor Relations via email at SFinocchio@HarborOne.com or by telephone at (508) 895-1180.

Participants in the Solicitation

HarborOne and certain of its directors and executives may be deemed to be participants in the solicitation of proxies from the shareholders of HarborOne in connection with the proposed transaction under the rules of the SEC. Information regarding HarborOne’s directors and executive officers is available in its definitive proxy statement relating to its 2025 Annual Meeting of Shareholders, which was filed with the SEC on April 1, 2025, its Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on March 6, 2025, and other documents filed by HarborOne with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, will be included in the proxy statement/prospectus and other relevant materials filed with the SEC, which may be obtained free of charge as described in the preceding paragraph.

Contacts:

Eastern Bankshares, Inc:

Investor contact:

Andrew Hersom

a.hersom@easternbank.com

860-707-4432

Media contact:

Andrea Goodman

a.goodman@easternbank.com

781-598-7847

HarborOne Bancorp, Inc:

Investor Contact:

Stephen W. Finocchio

SFinocchio@HarborOne.com

508-895-1180

Media contact:

David Tryder

DTryder@HarborOne.com

508-895-1313

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